SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)
                           --------------------------


                       Hungarian Telephone and Cable Corp.
                                (Name of Issuer)

                           --------------------------


                  Common Stock, par value U.S.$0.001 per Share
                         (Title of Class of Securities)
                           --------------------------

                                   4455421030
                                 (Cusip Number)
                           --------------------------

                                 Torben V. Holm
                                     TDC A/S
                           (Formerly Tele Danmark A/S)
                                  Noerregade 21
                           0900 Copenhagen C, Denmark
                               Tel: +45 3399 8050
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)
                           --------------------------


                                September 3, 2004
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                        (Continued on following page(s))

                                Page 1 of 5 Pages


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CUSIP No. 4455421030                     13D                Page 2 of 5 Pages
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    1.
             NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION NOS. OF
             ABOVE PERSON.

             TDC A/S (formerly Tele Danmark A/S)

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    2.
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]
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    3.
             SEC USE ONLY

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    4.
             SOURCES OF FUNDS

             WC
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    5.
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) OR 2(e)
                                                                             [ ]
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    6.
             CITIZENSHIP OR PLACE OF ORGANIZATION

             Denmark
------------------------- ------- ----------------------------------------------
       NUMBER OF            7.
         UNITS                    SOLE VOTING POWER
                                  5,428,846*
                          ------- ----------------------------------------------
                          ------- ----------------------------------------------
      BENEFICIALLY          8.
        OWNED BY                  SHARED VOTING POWER

                                  N/A
                          ------- ----------------------------------------------
                          ------- ----------------------------------------------
          EACH              9.
       REPORTING                  SOLE DISPOSITIVE POWER
                                  5,428,846*
                          ------- ----------------------------------------------
                          ------- ----------------------------------------------
      PERSON WITH          10.
                                  SHARED DISPOSITIVE POWER

                                  N/A
------------------------- ------- ----------------------------------------------
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    11.
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              5,428,846*
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    12.
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES
                                                                             [ ]
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    13.
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             42.8%
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------------ -------------------------------------------------------------------
    14.
             TYPE OF REPORTING PERSON
             CO, HC

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* Includes (i) 3,865,302  shares currently owned by the Reporting  Person,  (ii)
options exercisable within the next 60 days to acquire up to an additional 1,383,544 shares and (ii) options exercisable within the next 60 days to acquire up to 18,000 shares of Series A Convertible Preferred Stock, each share of which is convertible into ten shares of common stock of the issuer at the option of the holder.

     This Amendment No. 4 to the Schedule 13D of TDC A/S (formerly Tele Danmark A/S) (the "Filing Person") relates to the ownership by the Filing Person of the Common Stock, par value U.S.$0.001 per Share (the "Shares") of Hungarian Telephone and Cable Corp. (the "Issuer"). This Amendment No. 4 amends and supplements the Schedule 13D of the Filing Person filed on July 15, 1997, as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3 thereto (the "Schedule 13D"). Except as set forth below, the information in the Schedule 13D remains as stated therein and is incorporated herein by reference. Capitalized terms used but not defined herein have the meanings assigned to them in the
Schedule 13D.

ITEM 3: SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

     Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

     On September 3, 2004, the Filing Person entered into an option agreement with Asset Holder PCC No. 2 Limited re. Ashmore Emerging Economy Portfolio ("AEEP") pursuant to which it acquired an option to purchase 241,800 Shares of the Issuer ("Option 1"). Because the Filing Person may exercise such option within the next 60 days, the Filing Person is deemed to beneficially own for purposes of this Schedule 13D the shares that it would own were it to exercise such option. The Filing Person acquired such option at a price of U.S.$1.00. The option permits the Filing Person to acquire Shares at a price of between U.S.$5.01 and U.S.$5.12 per share, depending on when the option is exercised.

     On September 3, 2004, the Filing Person also entered into an option agreement with EMDCD Limited ("EMDCD") pursuant to which it acquired an option to purchase 1,141,744 Shares of the Issuer ("Option 2"). Because the Filing Person may exercise such option within the next 60 days, the Filing Person is deemed to beneficially own for purposes of this Schedule 13D the shares that it would own were it to exercise such option. The Filing Person acquired such option at a price of U.S.$1.00. The option permits the Filing Person to acquire Shares at a price of between U.S.$5.01 and U.S.$5.12 per share, depending on when the option is exercised.

     On September 3, 2004, the Filing Person entered into an option agreement Ashmore Global Special Solutions Fund Limited ("GSSF") pursuant to which it acquired an option to purchase 18,000 shares of Series A Convertible Preferred Stock of the Issuer ("Option 3" and, together with Option 1 and Option 2, the "Option Agreements"). Each share of Series A Convertible Preferred Stock is convertible at the option of the holder into ten Shares of the Issuer. Because the Filing Person may exercise such option within the next 60 days, the Filing Person is deemed to beneficially own for purposes of this Schedule 13D the shares that it would own were it to exercise such option. The Filing Person acquired such option at a price of U.S.$1.00. The option permits the Filing Person to acquire Shares at a price of between U.S.$55.11 and U.S.$56.32 per share, depending on when the option is exercised.

     The foregoing descriptions of the Option Agreements and the transactions contemplated thereby are qualified in their entirety to the complete texts of the Option Agreements which are filed with this Amendment as Exhibits 1 - 3 and incorporated by reference into this Item 3 in all respects.

ITEM 4: PURPOSE OF TRANSACTION

     Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following after the sixth paragraph of such item:

     According to an amended Schedule 13D filed by Ashmore (as defined below) on the date hereof, on September 3, 2004, each of AEEP, EMDCD and GSSF (collectively, "Ashmore") entered into stock purchase agreements (respectively, the "AEEP Purchase Agreement", the "EMDCD Purchase Agreement" and the "GSSF Purchase Agreement" and collectively, the "Purchase Agreements") with Citizens Communications Company and CU Capital LLC (collectively, "Citizens"), pursuant to which Ashmore agreed to acquire shares of the Issuer owned by Citizens amounting to 2,305,908 Shares of the Issuer and 30,000 shares of Series A Convertible Preferred Stock of the Issuer. In connection with the transactions contemplated by the Purchase Agreements, the Filing Person entered into the Option Agreements, which are described in more detail below:

     On September 3, 2004, the Filing Person entered into Option 1 with AEEP granting it an option to purchase 241,800 Shares for a period of 60 days from the date thereof. The exercise of the option is contingent upon the final closing of the AEEP Purchase Agreement. Following satisfaction of such contingency, the option may be exercised at the discretion of the Filing Person to purchase 241,800 Shares of the Issuer.

     On September 3, 2004, the Filing Person entered into Option 2 with EMDCD granting it an option to purchase 1,141,744 Shares for a period of 60 days from the date thereof. The exercise of the option is contingent upon the final closing of the EMDCD Purchase Agreement. Following satisfaction of such contingency, the option may be exercised at the discretion of the Filing Person to purchase 1,141,744 Shares of the Issuer.

     On September 3, 2004, the Filing Person entered into Option 3 with GSSF granting it an option to purchase 18,000 Series A Convertible Preferred Stock of the Issuer for a period of 60 days from the date thereof. The exercise of the option is contingent upon the final closing of the GSSF Purchase Agreement and the exercise of Option 1 and Option 2. Following satisfaction of such contingency, the option may be exercised at the discretion of the Filing Person to purchase 18,000 shares of Series A Convertible Preferred Stock of the Issuer, each of which may be converted into ten Shares of the Issuer.

ITEM 5: INTEREST IN SECURITIES OF THE ISSUER

     Paragraphs (a) and (b) of Item 5 of the Schedule 13D are hereby deleted and replaced in their entirety by the following:

     (a) - (b) The Filing Person beneficially owns 5,428,846 Shares of the Issuer and such Shares constitute approximately 42.8% of the outstanding Shares of the Issuer. Of the 5,428,846 Shares beneficially owned by the Filing Person,
(i) 3,865,302 Shares are currently owned by the Filing Person, (ii) 1,383,544 Shares are deemed to be beneficially owned by the Filing Person because the Filing Person has an option to acquire such Shares within in the next 60 days and (iii) 180,000 Shares are deemed to be beneficially owned by the Filing Person because the Filing Person has an option to acquire 18,000 shares of Series A Convertible Preferred Stock of the Issuer within the next 60 days, each of which is convertible into ten Shares at the option of the holder. The Filing Person has the sole power to vote and dispose of all of the 3,865,302 Shares it currently owns and, if the Filing Person exercise its option to acquire any or all of the 1,563,550 Shares referred to above, it will have the sole power to vote and dispose of all such Shares acquired upon exercise of the option.

     To the knowledge of the Filing Person, none of the persons identified in Schedule A beneficially owns any Shares of the Issuer.

ITEM 6: CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:

     The Filing Person entered into Option Agreements with AEEP, EMDCD and GSSF as set forth in Items 3 and 4. The information set forth in Items 3 and 4 is incorporated by reference in this Item 6 in all respects.

     Attached to each of the Option Agreements is a form of Stockholders Agreement (the "Stockholders Agreement") to be entered into by the Filing Person and Ashmore prior to the exercise of options to acquire Shares of the Issuer; provided, that the Stockholders Agreement shall not be effective unless and until Option 2 is exercised by the Filing Person. The Stockholders Agreement will provide the parties thereto with tag-along rights and rights of first refusal. In addition, subject to regulatory approval and approvals under certain agreements to which the Issuer is a party (prior to which the following provisions will not be effective), the Stockholders Agreement provides for a voting agreement amongst the parties so that, so long as the Filing Person an its affiliates collectively own at least 20% of the outstanding Shares of the Issuer, the Filing Person and its affiliates collectively will have the right to nominate at least two persons for election as directors of the Issuer (reducing to one director in the event the Filing Person holds less than 20%, but more than 10%, of the outstanding Shares of the Issuer). The parties to the Stockholders Agreement have also agreed (i) to maintain a joint majority of the board of directors of the Company for so long as each of Ashmore and the Filing Person, collectively, hold at least 20% of the Shares of the Issuer outstanding,
(ii) that, for so long as the Filing Person owns at least 20% of the Shares of the Issuer outstanding, it shall have the right to nominate one of its directors as Chairman of the Board and (iii) if the Filing Person owns at least 30% of the Shares of the Issuer outstanding, the Filing Person will have the right to nominate the chief executive officer and the chief financial officer of the Issuer.

     The foregoing  descriptions of the Option  Agreements and the  Stockholders
Agreement and the transactions contemplated thereby are qualified in their entirety to the complete texts of the Option Agreements and the form of Stockholders Agreement which are filed with this Amendment as Exhibits 1 - 4 and incorporated by reference into this Item 6 in all respects.

ITEM 7: MATERIAL TO BE FILED AS EXHIBITS

1. Option 1.

2. Option 2.

3. Option 3.

4. Form of Stockholders Agreement appended to each of the Option Agreements.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                    Date:    September 8, 2004
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                    Signature:            /s/ Torben V. Holm
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                    Name/Title:   Torben V. Holm / Senior Vice President
                                 -----------------------------------------------